UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

SuccessFactors, Inc.

(Name of Subject Company)

SuccessFactors, Inc.

(Name of Person(s) Filing Statement)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

864596101

(CUSIP Number of Class of Securities)

Lars Dalgaard

Chief Executive Officer

1500 Fashion Island Blvd., Suite 300

San Mateo, CA 94404

(650) 645-2000

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Gordon K. Davidson, Esq.	Hillary B. Smith, Esq.
Jeffrey R. Vetter, Esq.	Vice President, General Counsel and Secretary
Fenwick & West LLP	SuccessFactors, Inc.
801 California Street	1500 Fashion Island Blvd., Suite 300
Mountain View, California 94041	San Mateo, CA 94404
(650) 988-8500	(650) 645-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on December 16, 2011 and amended by Amendment No. 1 to Schedule 14D-9 filed with the SEC on December 22, 2011 (as amended, the “Schedule 14D-9”) by SuccessFactors, Inc., a Delaware Corporation (“SuccessFactors”), relating to the tender offer by Saturn Expansion Corporation, a Delaware corporation (“Purchaser”), which is a wholly-owned subsidiary of SAP America, Inc., a Delaware corporation (“Parent”), which is a wholly-owned subsidiary of SAP AG, a stock corporation organized under the laws of the Federal Republic of Germany (“SAP AG”), to purchase all issued and outstanding shares of common stock, par value $0.001 per share, of SuccessFactors (“Common Stock”) at a purchase price of $40.00 per share, payable net to the seller in cash, without interest and subject to any withholding of taxes required by applicable law (the “Offer Price”). The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”), filed by Purchaser and Parent with the SEC on December 16, 2011, and is upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 16, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, and are incorporated herein by reference. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 2. This Amendment No. 2 is being filed to reflect certain updates as reflected below.

Item 8. Additional Information

(1) Item 8 of the Schedule 14D-9 is hereby amended and supplemented by restating in its entirety the two paragraphs of the subsection entitled “United States Antitrust Laws” to read as follows:

“Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisitions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of shares of Common Stock by Purchaser pursuant to the Offer is subject to such requirements. SAP AG filed a Premerger Notification and Report Form in connection with the Offer with the Antitrust Division and the FTC on December 9, 2011. On December 23, 2011, the FTC granted early termination of the required waiting period under the HSR Act applicable to the Offer. SAP AG issued a press release on December 27, 2011, announcing the early termination of the required waiting period under the HSR Act applicable to the Offer. The full text of the press release is filed as Exhibit (a)(5)(F) to the Schedule TO and is incorporated herein by reference.”

(2) Item 8 of the Schedule 14D-9 is hereby amended and supplemented by restating in its entirety the paragraph of the subsection entitled “U.S. National Security Regulations” to read as follows:

“Section 721 of the Defense Production Act of 1950, as amended by Section 5021 of the Omnibus Trade and Competitiveness Act of 1988 and by the Foreign Investment and National Security Act of 2007 (the “Exon-Florio Amendment”), empowers the President of the United States of America to review and, if necessary, prohibit or suspend an acquisition of, or investment in, a U.S. company by a “foreign person” if the President, after investigation, determines that the foreign person’s control threatens to impair the national security of the United States. Pursuant to the Exon-Florio Amendment, the Committee on Foreign Investment in the United States (“CFIUS”) has been delegated the authority to receive notices of proposed transactions, determine when an investigation is warranted, conduct investigations, require mitigation measures and submit recommendations to the President to suspend or prohibit the completion of transactions or to require divestitures of completed transactions. A party or parties to a transaction may, but are not required to, submit to CFIUS a voluntary notice of the transaction, except in limited circumstances, which do not apply in this case. CFIUS also has the power to initiate reviews on its own in the absence of a voluntary notification. The parties have filed a joint voluntary notice with CFIUS pursuant to Exon-Florio and its implementing regulations, which has been accepted with an effective date of December 22, 2011. CFIUS review may take up to thirty calendar days, at which time CFIUS may either inform the parties that there are no national security concerns and terminate the review or initiate an investigation. An investigation may last up to 45 calendar days. SAP AG issued a press release on December 27, 2011, announcing the filing of the joint voluntary notice. The full text of the press release is filed as Exhibit (a)(5)(F) to the Schedule TO and is incorporated herein by reference.”

Item 9. Exhibits

Item 9 of the Scheduled 14D-9 is hereby amended and supplemented by adding the following exhibit.

Exhibit No.	Document

(a)(5)(F)	Press release issued by SAP AG on December 27, 2011 (incorporated by reference to Exhibit (a)(5)(F) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SuccessFactors, Inc.
By:	/s/ Bruce C. Felt, Jr.
Name:	Bruce C. Felt, Jr.
Title:	Chief Financial Officer
Date:	December 27, 2011

EXHIBIT INDEX

Exhibit No.	Document

(a)(5)(F)	Press release issued by SAP AG on December 27, 2011 (incorporated by reference to Exhibit (a)(5)(F) to the Schedule TO).